# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DPC Holdings PLC, CIK 0002107018
CUSIP: G2R11M108
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 2nd Floor, Donington Court,, Pegasus Business Park, Herald Way, Derby, United Kingdom (X0), DE742UZ
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002150160

## Reporting persons
- Searchlight Opportunities Master Fund II-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 208,006; sole dispositive power 0; shared dispositive power 208,006; aggregate amount beneficially owned 208,006 (0.1% of the class)
- SOF Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,489,760; sole dispositive power 0; shared dispositive power 1,489,760; aggregate amount beneficially owned 1,489,760 (1% of the class)
- SOF II DBT I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,817,276; sole dispositive power 0; shared dispositive power 8,817,276; aggregate amount beneficially owned 8,817,276 (5.9% of the class)
- Searchlight Opportunities Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,489,760; sole dispositive power 0; shared dispositive power 1,489,760; aggregate amount beneficially owned 1,489,760 (1% of the class)
  Comment: Limited Liability Company
- Searchlight Opportunities Fund II GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 9,025,282; sole dispositive power 0; shared dispositive power 9,025,282; aggregate amount beneficially owned 9,025,282 (6% of the class)
  Comment: Limited Liability Company

## Item 1. Issuer
Name of issuer: DPC Holdings PLC
Address of issuer's principal executive offices: 2nd Floor, Donington Court, Pegasus Business Park, Herald Way, Derby X0 DE742UZ

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

SOF Holdings, L.P.
Searchlight Opportunities Master Fund II-A, L.P.
SOF II DBT I, L.P.
Searchlight Opportunities Fund GP, LLC
Searchlight Opportunities Fund II GP, LLC
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 745 Fifth Avenue, 27th Floor, New York, NY 10151.
Citizenship:
SOF Holdings, L.P. and Searchlight Opportunities Master Fund II-A, L.P. are each organized under the laws of Delaware.

SOF II DBT I, L.P., Searchlight Opportunities Fund II GP, LLC, and Searchlight Opportunities Fund GP, LLC are each organized under the laws of the Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of the date of this filing, based upon 149,393,016 Ordinary Shares outstanding as of July 28, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2026.

The Reporting Persons are the beneficial owners of an aggregate of 10,515,042 Ordinary Shares, which includes: (i) 1,489,760 Ordinary Shares held by SOF Holdings, L.P., (ii) 208,006 Ordinary Shares held by Searchlight Opportunities Master Fund II-A, L.P., and (iii) 8,817,276 Ordinary Shares held by SOF II DBT I, L.P.

Searchlight Opportunities Fund GP, LLC has the power to vote or dispose of the Ordinary Shares held by SOF Holdings, L.P and as such, may be deemed to share beneficial ownership over such Ordinary Shares. Searchlight Opportunities Fund II GP, LLC has the power to vote or dispose of the Ordinary Shares held by Searchlight Opportunities Master Fund II-A, L.P. and SOF II DBT I, L.P and as such, may be deemed to share beneficial ownership over such Ordinary Shares. Erol Uzumeri, Eric Zinterhofer and Oliver Haarmann are members of the board of managers of Searchlight Opportunities Fund GP, LLC and Searchlight Opportunities Fund II GP, LLC and as such, may be deemed to share beneficial ownership of the Ordinary Shares reported herein but disclaim any such beneficial ownership.
Percent of class: See the information contained on the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: See the information contained on the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: See the information contained on the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: See the information contained on the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: See the information contained on the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99: Joint Filing Agreement

## Signatures
- Searchlight Opportunities Master Fund II-A, L.P.: By: Partner Searchlight Opportunities Fund II GP, L.P., its GP, By: Searchlight Opportunities Fund GP II, LLC, its GP, /s/ James Dougherty, James Dougherty / Authorized Person (08/14/2026)
- SOF Holdings, L.P.: By: Partner Searchlight Opportunities Fund GP, L.P., its GP, By: Searchlight Opportunities Fund GP, LLC, its GP, /s/ James Dougherty, James Dougherty / Authorized Person (08/14/2026)
- SOF II DBT I, L.P.: By: Partner Searchlight Opportunities Fund II GP, L.P., its GP, By: Searchlight Opportunities Fund GP II, LLC, its GP, /s/ James Dougherty, James Dougherty / Authorized Person (08/14/2026)
- Searchlight Opportunities Fund GP, LLC: /s/ James Dougherty, James Dougherty / Authorized Person (08/14/2026)
- Searchlight Opportunities Fund II GP, LLC: /s/ James Dougherty, James Dougherty / Authorized Person (08/14/2026)